Exhibit 99.1

AIRJOULE, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD FROM JANUARY 5, 2024 (INCEPTION) TO DECEMBER 31, 2024

i

INDEPENDENT AUDITOR’S REPORT

To the Members of

AirJoule, LLC

Newark, Delaware

Opinion

We have audited the financial statements of AirJoule, LLC (the Company), which comprise the balance sheet as of December 31, 2024 and the reflated statements of operations, changes in members’ equity, and cash flows for the period from January 5, 2024 (inception) to December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from January 5, 2024 (inception) to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA. P.C

Houston, Texas

March 25, 2025

AIRJOULE, LLC
BALANCE SHEET

December 31,
2024

Assets
Current assets
Cash	$1,935,570
Prepaid expenses and other current assets	394,816
Total current assets	2,330,386
Operating lease right-of-use assets	4,509,094
Property and equipment, net	1,244,677
In process research and development	674,700,000
Goodwill	534,353,000
Other assets	43,170
Total assets	$1,217,180,327
Liabilities and Members’ equity
Current liabilities
Accounts payable	$430,846
Accrued expenses and other current liabilities	620,121
Due to related party	3,173,049
Operating lease liabilities, current	307,652
Total current liabilities	4,531,668
Operating lease liabilities, non-current	4,238,293
Total liabilities	8,769,961
Commitments and contingencies (Note 12)
Members’ Equity
Members’ capital contribution	$1,219,053,100
Accumulated deficit	(10,642,734)
Total members’ equity	1,208,410,366
Total liabilities and members’ equity	$1,217,180,327

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC
STATEMENT OF OPERATIONS

For the period from January 5, 2024 (inception) to
December 31, 2024
Cost and expenses:
General and administrative	$3,161,877
Research and development	7,642,485
Sales and marketing	30,381
Depreciation and amortization	25,086
Loss from operations	(10,859,829)

Other income:
Interest income	217,095
Total other income	217,095

Net loss	$(10,642,734)

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the Period from January 5, 2024 (Inception) to December 31, 2024

	Members’ Capital	Accumulated	Total Members’
	Contribution	Deficit	Equity
Balance at January 5, 2024 (Inception)	$—	$—	$—
Contributions	1,219,053,100	—	1,219,053,100
Net loss	—	(10,642,734)	(10,642,734)
Balance at December 31, 2024	$1,219,053,100	$(10,642,734)	$1,208,410,366

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC
STATEMENT OF CASH FLOWS

For the period from January 5, 2024 (inception) to
December 31, 2024
Cash flows from operating activities
Net loss	$(10,642,734)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation and amortization	25,086
Amortization of operating lease right-of-use assets	172,512
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(394,816)
Other assets	(43,170)
Accounts payable	224,949
Due to related party	3,173,049
Accrued expenses and other current liabilities	605,121
Operating lease liabilities	(135,661)
Net cash used in operating activities	(7,015,664)

Cash flows from investing activities
Purchases of property and equipment	(1,048,866)
Net cash used in investing activities	(1,048,866)

Cash flows from financing activities
Capital Contribution	10,000,100
Net cash provided by financing activities	10,000,100
Net increase in cash	1,935,570
Cash, beginning of period	—
Cash, end of the period	$1,935,570

Supplemental non-cash investing and financing activities:
Initial recognition of ROU asset and operating lease liability	$4,681,606
Initial recognition of goodwill	$534,353,000
Initial recognition of in process research and development	$674,700,000
Non-cash contribution of members	$1,209,053,000
Unpaid amounts related to purchase of property and equipment	$220,897

The accompanying notes are an integral part of these financial statements.

AIRJOULE, LLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS OPERATIONS

On January 25, 2024, AirJoule Technologies LLC (formerly known as Montana Technologies LLC) entered into a joint venture formation framework agreement (the “Framework Agreement”) with GE Ventures LLC (“GE Vernova”), and, solely for the purposes specified therein, GE Vernova LLC, a Delaware limited liability company (“GE Vernova Parent”), pursuant to which AirJoule Technologies LLC and GE Vernova agreed, subject to the terms and conditions of the Framework Agreement, including certain closing conditions specified therein, to form a joint venture (“AirJoule, LLC”, the “AirJoule JV”, or the “Company”) in which AirJoule Technologies LLC and GE Vernova will hold a 50% interest. The purpose of AirJoule, LLC is to incorporate GE Vernova’s proprietary sorbent materials into systems that utilize the AirJoule Technologies LLC’s AirJoule water capture technology and to manufacture and bring products incorporating the combined technologies to market.

Upon the closing of the transaction on March 4, 2024, (the “JV Closing”), each party to the agreement entered into (i) an amended and restated limited liability company agreement of AirJoule, LLC (the “A&R Joint Venture Agreement”), pursuant to which, among other things, the AirJoule, LLC has the exclusive right to manufacture and supply products incorporating the combined technologies to leading original equipment manufacturers and customers in the Americas, Africa and Australia, (ii) master services agreements, pursuant to which, among other things, each party to the agreement agree to provide certain agreed services to AirJoule, LLC for a period of at least two years following the JV Closing (unless earlier terminated by the parties thereto) and (iii) an intellectual property agreement, pursuant to which, among other things, AirJoule Technologies LLC and GE Vernova Parent license certain intellectual property (“IP”) to AirJoule, LLC.

The business and affairs of the A&R Joint Venture Agreement shall be managed by a Board of Managers, consisting of two managers (including the chairman) appointed by AirJoule Technologies LLC and two managers appointed by GE Vernova. Following the second anniversary of the JV Closing, if the Board of Managers reach an impasse that cannot be resolved through the process set forth in the A&R Joint Venture Agreement, the A&R Joint Venture Agreement generally provides that the Company may require GE Vernova to sell GE Vernova’s 50% interest to AirJoule Technologies LLC or GE Vernova may require the Company to purchase GE Vernova’s 50% interest, but only, in each case, if the date GE Vernova elects to participate and contributes its pro-rata share of all past capital contributions and commits to contribute its pro-rata share for all future capital contributions (the “GE Match Date”) (See Note 4 – Joint Venture Agreement) has not yet occurred. The price for GE Vernova’s interest will depend on the fair market value of the interest, as set forth in the A&R Joint Venture Agreement, with a minimum value of approximately $5 million. The A&R Joint Venture Agreement also provides similar call and put rights with respect to GE Vernova’s interest if the GE Match Date does not occur by the sixth anniversary of the JV Closing or if AirJoule Technologies LLC is acquired by a competitor of GE Vernova.

If a change in applicable laws or regulations has a material adverse effect on GE Vernova’s interest in the Company, or GE Vernova determines that AirJoule Technologies LLC fails to meet certain financial performance benchmarks, GE Vernova may require AirJoule Technologies LLC to purchase GE Vernova’s interest for a total purchase price of $1.00.

Note 2 — LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary sources of liquidity have been cash contributions from members. The Company reported loss from operations of $10.9 million for the period from January 5, 2024 (inception) to December 31, 2024. As of December 31, 2024, the Company had an aggregate cash balance of $1.9 million, a net working capital deficit of $2.2 million and accumulated deficit of $10.6 million.

The Company’s future capital requirements will depend on many factors, including the Company’s timing and extent of its research and development efforts, building of facilities and establishment of a sales and marketing team. In order to finance these opportunities, the Company will need to obtain additional contributions from members or raise additional financing. Pursuant to the terms of the AirJoule JV (See Note 4- Joint Venture Agreement), the Company expects to obtain additional capital contribution from its members AirJoule Technologies LLC and GE Vernova. AirJoule Technologies LLC has committed to fund the Company $90.0 million in capital contributions. In February 2025, the Company received additional capital contribution of $5 million from AirJoule Technologies LLC. If additional financing is required from outside sources, the Company may not be able to raise such capital on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

Based on the foregoing, management believes that its current financial resources and the commitments from its members, as of the date of the issuance of these financial statements, are sufficient to fund its current twelve-month operating budget.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with GAAP, expressed in U.S. dollars. References to GAAP issued by the Financial Accounting Standards Board (“FASB”) in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”). The financial statements have been prepared assuming the Company will continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.

Some of the more significant estimates include estimates of amortization and depreciation, in process research and development, goodwill, and estimates relating to leases. Due to the uncertainty involved in making estimates, actual results could differ from those estimates, which could have a material effect on the financial condition and results of operations in future periods.

Business Combinations

The Company evaluates whether acquired net assets should be accounted for as a business combination or an asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, the Company applies its judgement to determine whether the acquired net assets meet the definition of a business by considering if the set includes an acquired input, process, and the ability to create outputs.

The Company accounts for business combinations using the acquisition method when it has obtained control. The Company measures goodwill as the fair value of the consideration transferred, including the fair value of any non-controlling interest recognized, less the net recognized amount of the identifiable assets acquired and liabilities combined, all measured at their fair value as of the acquisition date. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration is measured at fair value at the acquisition date. A contingent consideration that does not meet all the criteria for equity classification is required to be recorded at its initial fair value at the acquisition date, and on each balance sheet date thereafter. Changes in the estimated fair value of liability-classified contingent considerations are recognized on the condensed consolidated statements of operations in the period of change.

Cash, Cash Equivalents and Concentration of Credit Risk

The Company considers all highly liquid investments with a weighted average maturity of 90 days or less at the time of purchase to be cash equivalents. The carrying values of cash and cash equivalents and approximate their fair values due to the short-term nature of these instruments. There were no cash equivalents as of December 31, 2024. The Company maintains cash balances at financial institutions that may exceed the Federal Deposit Insurance Corporation’s insurance limits. The amounts over these insured limits as of December 31, 2024 were $1.4 million. The Company mitigates this concentration of credit risk by monitoring the credit worthiness of the financial institutions. No losses have been incurred to date on any deposits.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures that substantially increase the useful lives of existing property and equipment. Leasehold improvements are stated at cost and amortized over the lesser of their estimated useful lives or the term of the lease, using a straight-line method.

Maintenance, repairs and minor renovations are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any difference between the sale proceeds and the carrying amount of the asset is recognized as a gain or loss on disposal in the statement of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of depreciable assets. The lives used in computing depreciation for significant asset classes are as follow:

Estimated useful lives
Computers and equipment	3 years
Furniture and fittings	3 years
Research and Development (“R&D”) assets	3 years
Leasehold improvements	Shorter of lease term or 15 years

The estimated useful lives and depreciation methods are reviewed at each year-end, with the effect of any changes in estimates accounted for prospectively. All depreciation expenses are included within depreciation and amortization in the statement of operations.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination or reverse capitalization over the acquisition-date amounts recognized for the net identifiable assets acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. The impairment assessment includes an evaluation of various reporting units, which is an operating segment or one reporting level below the operating segment. First, the Company assesses qualitative factors to determine whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test comparing the fair value of the applicable reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in the statement of operations for the amount by which the carrying amount exceeds the fair value of the reporting unit. The Company performs its annual goodwill impairment test at October 1, and more frequently if events and circumstances indicate that goodwill might be impaired. Based on the Company’s assessment performed, no impairment to goodwill was identified for the period from January 5, 2024 to December 31, 2024.

In-Process Research & Development

In accordance with ASC Topic 350, Intangibles - Goodwill and Other (“ASC Topic 350”), goodwill and acquired in-process research and development (“IPR&D”) are determined to have indefinite lives and, therefore, are not amortized. Instead, they are tested for impairment annually, in our fourth quarter, and between annual tests if we become aware of an event or a change in circumstances that would indicate the carrying value may be impaired.

IPR&D is capitalized as indefinite-lived assets on our balance sheet at the recognition date fair value. IPR&D relates to amounts that arose from the non-cash contributions of members. Once the project is completed, the carrying value of the IPR&D is reclassified to other intangible assets, net and is amortized over the estimated useful life of the asset. Post recognition research and development expenses related to the IPR&D projects are expensed as incurred. The projected discounted cash flow models used to estimate the fair values of our IPR&D assets reflect significant assumptions regarding the estimates a market participant would make in order to evaluate the development asset, including: (i) probability of successfully completing and obtaining regulatory approval; (ii) market size, market growth projections, and market share; (iii) estimates regarding the timing of and the expected costs to commercialization; (iv) estimates of future cash flows from potential product sales; and (v) a discount rate. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions could increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of related impairments, if any. Based on the Company’s assessment performed, no impairment to IPR&D was identified for the period from January 5, 2024 to December 31, 2024.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value. No impairment loss was recognized for the period from January 5, 2024 (inception) to December 31, 2024.

Leases

The Company determines if an arrangement is a lease at inception. The operating lease right-of-use asset (“ROU asset”) and short-term and long-term lease liability are included on the face of the balance sheet.

The ROU asset represents the right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease. An operating lease ROU asset and liability are recognized at the commencement date based on the present value of lease payments over the lease term. As typically the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date over the respective lease term in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has elected to not apply the recognition requirement of ASC 842, Leases of the FASB to leases with a term of 12 months or less for all classes of assets.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax purpose. The Company has elected to be taxed as a partnership under the provisions of the Code. Under these provisions, the taxable income or tax loss of the Company is passed through to its members and reported on their individual tax returns. Therefore, no provision or liability and no tax benefit or asset related to federal income taxes has been included in these financial statements. There were neither liabilities nor deferred tax assets relating to uncertain income tax positions taken or expected to be taken on the tax returns.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. When applicable, the Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Research and Development Cost

The Company accounts for research and development cost in accordance with FASB ASC 730, Research and Development. Research and development represents costs incurred in performing research aimed at the discovery of new knowledge and the advancement of techniques to bring significant improvements to products and processes. Costs incurred in developing a product include consulting, engineering, construction and costs incurred to build prototypes.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset, or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company classifies fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

Level 1 —	Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3 —	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including accounts payable, accrued expenses, and other current liabilities approximate fair value due to their relatively short maturities.

New Accounting Pronouncements

Recently Issued Accounting Standards

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for the Company for fiscal years beginning after December 15, 2024. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard is not applicable to the Company.

In November 2024, the FASB issued ASU 2024-04, Debt (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements related to accounting for the settlement of a debt instrument as an induced conversion. The standard is effective for the Company for fiscal years beginning after December 15, 2025. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements and related disclosures.

Note 4 — JOINT VENTURE AGREEMENT

Pursuant to the A&R Joint Venture Agreement (See Note 1 – Organization and Business Operations), AirJoule Technologies LLC contributed $10.0 million to AirJoule, LLC at the JV Closing. AirJoule Technologies LLC has also agreed to contribute up to an additional $90.0 million in capital contributions to AirJoule, LLC following the JV Closing based on a business plan and annual operating budgets to be agreed between AirJoule Technologies LLC and GE Vernova. In general, for the first six years, GE Vernova has the right, but not the obligation, to make capital contributions to AirJoule, LLC. Until GE Vernova elects to participate and contributes its pro-rata share of all past capital contributions and commits to contribute its pro-rata share for all future capital contributions, AirJoule Technologies LLC shall be solely responsible for funding AirJoule, LLC, and AirJoule Technologies LLC shall have a distribution preference under the A&R Joint Venture Agreement for the amount of its post-closing capital contributions plus a 9.50% preferred return on such amounts.

The Company has elected to early adopt ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60), and, as a result measured the contributed assets of AirJoule Technologies LLC and GE Vernova at fair value. The Company was deemed a business as defined in ASC 805, Business Combinations, and, as such there is a basis difference between the investments of AirJoule Technologies LLC and GE Vernova and the amount recorded in member’s capital contributions, related to IPR&D and goodwill which as of December 31, 2024 have indefinite lives.

The assets and liabilities contributed by AirJoule Technologies LLC and GE Vernova including the assembled workforce and processes contributed by GE Vernova, which was determined to be a business and is not under common control was measured by the Company in accordance with ASC 805-20 and ASC 805-30. Accordingly, the assets and liabilities were measured at fair value as of the JV Closing date which includes the recognition of goodwill and other intangible assets.

The following table summarizes the allocation of the fair values of the assets contributed by AirJoule Technologies LLC and GE Vernova to Airjoule LLC:

March 4, 2024
Fair value of consideration:
Cash	$10,000,100
Technology contributed by GE Vernova	600,676,500
Technology contributed by Airjoule Technologies LLC	608,376,500
Total	$1,219,053,100

Allocated to:
Cash	$10,000,100
Goodwill	534,353,000
In-process research and development	674,700,000
Total net assets acquired	$1,219,053,100

Note 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

December 31, 2024
Computers and equipment	$91,741
Furniture and fittings	89,162
Research and development assets	27,900
Fixed assets - work in progress	148,245
Leasehold improvements	912,715
Total Cost	1,269,763
Less: Accumulated depreciation and amortization	(25,086)
Property and equipment, net	$1,244,677

Depreciation expense related to the Company’s property and equipment was $25,086 for the period from January 5, 2024 (inception) to December 31, 2024, which were included in the accompanying statement of operations.

Note 6 — GOODWILL AND IN-PROCESS RESEARCH AND DEVELOPMENT

Goodwill

Goodwill represents the excess value over the assets acquired and liabilities assumed. The goodwill recognized represents value the Company expects to be created by the expected operational synergies, the assembled workforce, and the future development initiatives of the assembled workforce.

The Company determines the enterprise fair value using an income approach based on estimated discounted future cash flows. Determining the enterprise fair value is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, EBITDA margins, discount rates, the Company’s market capitalization and future market conditions, among others. The level of judgment and estimation is inherently higher in uncertain economic times.

Given the uncertain economic times and the Company’s status as an early stage company with limited operating history and the uncertainties regarding the Company’s successful development and commercialization of its products, there can be no assurance that the estimates and assumptions made for purposes of its goodwill impairment testing in 2024 will prove to be accurate predictions of the future. If the Company’s assumptions, including timing of revenue generation and forecasted EBITDA, are not achieved, then the Company may be required to record goodwill impairment charges in future periods.

The Company recognized goodwill in an amount of $534,353,000, as of March 4, 2014. There was no change in the carrying amount of goodwill from March 4, 2024 to December 31, 2024.

During the fourth quarter of fiscal 2024, the Company completed its annual goodwill impairment test. Based on the Company’s assessment performed, no impairment to goodwill was identified for the period from January 5, 2024 to December 31, 2024.

In-process Research and Development

Identifiable indefinite-lived intangible assets were comprised of the in-process research and development related to technology of AirJoule Technologies LLC and GE Vernova totaling $674.7 million. The fair value of in-process research and development contributed by GE Vernova was determined utilizing the relief-from royalty method. The key inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date, Level 3 measurements. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

The Company determined the fair value of the IP license from the AirJoule Technologies LLC contribution by applying the multi-period excess earnings method. The excess earnings valuation method estimates the value of the IP license equal to the present value of the incremental after-tax cash flows attributable to that IP license over its remaining economic life. Some of the more significant assumptions utilized in our asset valuations included probability of successfully completing and obtaining regulatory approval, market growth projections and market share, estimates regarding the timing of and the expected costs to commercialization, estimates of future cash flows from potential product sales and the discount rate. The fair value using the excess earnings valuation method was determined using an estimated weighted average cost of capital of 12.5%, which reflects the risks inherent in future cash flow projections and represents a rate of return that a market participant would expect for this asset. This fair value measurement was based on significant inputs not observable in the market and thus represent Level 3 fair value measurement.

The following table summarizes net fair value of In-process research and development cost:

	December 31, 2024	March 4, 2024
In-process research and development	$674,700,000	$365,300,000
Less: Impairment charge	—	—
Total in-process research and development, net	$674,700,000	$365,300,000

There was no change in the carrying amount of in-process research and development from March 4, 2024 to December 31, 2024.

Note 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes accrued expenses and other current liabilities:

As of December 31, 2024
Accrued payroll	524,442
Professional services	77,553
Accrued other	18,126
Total accrued expenses and other current liabilities	$620,121

Note 8 — LEASES

The Company has three operating leases primarily for our major facilities, including corporate office, research and development and manufacturing facilities. Lease terms range from 6 to 11 years and include options to extend the lease. We consider options to extend the lease in determining the lease term.

The Company’s lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate incremental borrowing rate. The Company benchmarked itself against other companies of similar credit ratings and comparable credit quality and derived an incremental borrowing rate to discount each of its lease liabilities based on the remaining lease terms.

Lease cost	For the period from January 5, 2024 (inception) to December 31, 2024
Operating lease cost	$269,582
Total lease cost	$269,582

Other information
Weighted-average remaining lease term - operating leases	9.9 Years
Weighted-average discount rate - operating leases	5.9%

At December 31, 2024, approximate future minimum rental payments required under the lease agreement is as follows:

Operating Leases
2025	$561,679
2026	578,506
2027	594,062
2028	613,630
2029	628,223
Thereafter	3,080,180
Total undiscounted lease payments	6,056,280
Less: effects of discounting	(1,510,335)
Operating Lease Liabilities	$4,545,945

Classified as:
Operating lease liabilities, current	$307,652
Operating lease liabilities, non-current	$4,238,293

Note 9 — RELATED PARTY TRANSACTIONS

Due to Related Party

Statement of Work - GE Vernova

On March 4, 2024, the Company and GE Vernova executed a statement of work (“GE SOW”) under the Master Services Agreement, dated as of March 4, 2024, by and between GE Vernova and AirJoule, LLC. Pursuant to the GE SOW, GE Vernova will provide AirJoule, LLC with such services as detailed in the SOW with an initial contract price of $15.0 million. The SOW will terminate on March 2, 2026. For the period from January 5, 2024 (inception) to December 31, 2024, $3.2 million incurred under this agreement were expensed and recorded as research and development in the accompanying statement of operations. At December 31, 2024, $0.4 million was due to GE Vernova under this agreement and included in due to related party balance on the accompanying balance sheet.

Statement of Work - AirJoule Technologies LLC

In November 2024, the Company and AirJoule Technologies LLC executed a statement of work (“AirJoule SOW”) under the Master Services Agreement, dated as of March 4, 2024, by and between AirJoule Technologies LLC and AirJoule, LLC. Pursuant to the AirJoule SOW, AirJoule Technologies LLC will provide AirJoule, LLC with engineering and administrative services. In addition, Airjoule Technologies LLC granted options and awards to the employees of AirJoule, LLC on June 6, 2024 which is also subject to reimbursement under the AirJoule SOW. Once each calendar year, unless otherwise agreed by the Board of Managers of AirJoule (the “AJ Board”), AirJoule Technologies LLC will provide equity awards to AirJoule, LLC employees in amounts approved by the AJ Board.

AirJoule, LLC will reimburse AirJoule Technologies LLC for costs incurred related to the AirJoule SOW. For the period from January 5, 2024 (inception) to December 31, 2024, $2.8 million of costs incurred by AirJoule Technologies LLC related to the AirJoule SOW were expensed and recorded as research and development or general and administrative costs in the statement of operations. At December 31, 2024, $2.8 million is due to AirJoule Technologies LLC under this agreement and included in due to related party balance on the accompanying balance sheet.

 Related Party Equity Transactions

As noted above, AirJoule Technologies LLC granted options and awards of AirJoule Technologies Corporation to the employees of AirJoule, LLC on June 6, 2024 and September 9, 2025. A total of 442,392 non-qualified stock options and 168,000 restricted stock units were granted.

Note 10 — MEMBERS’ EQUITY

Members’ interest and contribution — Pursuant to the A&R Joint Venture Agreement, the Company’s total membership interest or other equity interest for issuance is unlimited. The Company may issue members’ interest of different designations, powers, rights and preferences. AirJoule Technologies LLC and GE Vernova each has a 50% interest in the Company. At December 31, there were $1,219.1 million in members’ contributions of which $10.0 million was cash contribution.

Returns on contribution — As stated in Note 4 – Joint Venture Agreement, for the first six years, GE Vernova has the right, but not the obligation, to make capital contributions to AirJoule, LLC. Until GE Vernova elects to participate and contributes its pro-rata share of all past capital contributions and commits to contribute its pro-rata share for all future capital contributions (, AirJoule Technologies LLC shall be solely responsible for funding AirJoule, LLC, and AirJoule Technologies LLC shall have a distribution preference under the A&R Joint Venture Agreement for the amount of its post-closing capital contributions plus a 9.50% preferred return on such amounts.

Voting rights — The members holding membership interests shall vote together as a single class on all matters on which they are specifically entitled to vote pursuant to the A & R joint venture agreement, except as expressly stated. Each member holding membership interest shall have voting power in the proportion to such membership percentage.

Note 11 — FAIR VALUE MEASUREMENTS

Items Measured at Fair Value on a Non-recurring Basis:

The Company’s non-financial assets, such as goodwill and in-process research and development when acquired and when there is impairment. The categorization of the framework used to value the assets is considered Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value.

Assets subject to fair value measurements on a non-recurring basis are as follows:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Goodwill	$—	$—	$534,353,000	$534,353,000
In-process research and development	—	—	674,700,000	674,700,000
Total Assets	$—	$—	$1,209,053,000	$1,209,053,000

There were no transfers between Level 1, Level 2 and level three during the period from January 5, 2024 to December 31, 2024

Note 12 — COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters arising in the normal course of business. In the opinion of the Company’s management and legal counsel, the amount of losses that may be sustained, if any, would not have a material effect on the financial position and results of operations of the Company.

Risks and Uncertainties

The Company, as an early-stage business without any current operations, product sales or revenue, has historically been dependent upon the contributions of members to fund its overhead and product development costs. This is a typical situation for any early-stage company without product sales to be in.

Note 13 — SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 25, 2024, which represents the date the financial statements were available to be issued.

Capital Contribution

On February 14, 2025, pursuant to the A&R Joint Venture Agreement (See Note 4 – Joint Venture Agreement), AirJoule Technologies LLC funded the Company an additional cash contribution of $5.0 million.